UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Shoals Technologies Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

82489W107

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 19, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person PN

1	Names of Reporting Persons Brookfield Asset Management Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person HC

1	Names of Reporting Persons BAM Partners Trust
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person HC

1	Names of Reporting Persons Oaktree Power Opportunities Fund IV, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person PN

1	Names of Reporting Persons Oaktree Fund GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person OO

1	Names of Reporting Persons Oaktree Power Opportunities Fund IV (Parallel), L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person PN

1	Names of Reporting Persons Oaktree Capital Management LP
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person PN

1	Names of Reporting Persons Oaktree Capital Group, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person OO

1	Names of Reporting Persons Atlas OCM Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person OO

1	Names of Reporting Persons Oaktree Capital Group Holdings, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO (see item 3)
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0 (see item 5)
	8	Shared Voting Power 0 (see item 5)
	9	Sole Dispositive Power 0 (see item 5)
	10	Shared Dispositive Power 0 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (see item 5)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0% (see item 5)
14	Type of Reporting Person PN

This Amendment No. 1 (the “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”) related to the Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 1.	Security and Issuer

This Amendment amends and restates the last paragraph of Item 1 of the Original Schedule 13D in its entirety as set forth below:

As of July 19, 2021, as reflected in this Schedule 13D, the Reporting Persons (as hereinafter defined) beneficially owned that number of shares of Common Stock set forth on the cover pages hereto, which information is hereby incorporated by reference into this Item 1.

Item 2.	Identity and Background

This Amendment adds the text set forth below after the last paragraph in Item 2 of the Original Schedule 13D:

Except as described in the next paragraph, during the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 10, 2018, the SEC accepted OCM’s offer to resolve an investigation into violations of Rule 206(4)-5 of the Advisers Act, which prohibits a registered investment adviser from receiving compensation for advisory services from a governmental entity for two years after a prohibited political contribution exceeding certain limits is made by the adviser or a “covered associate” of the adviser to an official of or candidate for office of that governmental entity. OCM cooperated immediately and fully with the SEC’s inquiry into this matter and, without admitting or denying the SEC’s findings in an administrative cease and desist order, agreed to a censure, to cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-5 thereunder, and to pay a civil monetary penalty of $100,000.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

(a)-(b) The responses of the Reporting Persons to Rows (7) through (13) of the cover page of this Schedule 13D, as of the date hereof are incorporated herein by reference.

The Reporting Persons, through Oaktree, and Dean Solon (the “Founder”), Solon Holdco I, GP and Solon Holdco II, GP (together, the “Solon Entities”) as parties to the Stockholders’ Agreement (as defined below), prior to the closing of the Follow-on Offering (as defined below), may have been deemed part of a “group” within the meaning of Section 13(d)(3) of the Act.

The Stockholders’ Agreement terminated as it relates to each of the Reporting Persons at the closing of the Follow-on Offering.

The Reporting Persons have the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of 0 shares of Common Stock, as described in Row (9) of the cover page of this Schedule 13D.

(c) Except as disclosed in Item 6 of this Schedule 13D (which is incorporated herein by reference), none of the Reporting Persons nor, to their knowledge, any Director, effected any transaction in the Common Stock in the past 60 days.

(d) No person, other than the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock that were beneficially owned by the Reporting Persons.

(e) July 19, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses of the Reporting Persons to Items 2, 3 and 4 hereof are incorporated herein by reference.

This Amendment adds the text set forth below after the paragraph under the subheading “Registration Rights Agreement” in Item 6 of the Original Schedule 13D:

The Reporting Persons held no securities with the registration rights under the Registration Rights Agreement at the closing of the Follow-on Offering.

This Amendment adds the text set forth below after the last paragraph under the subheading “Stockholders’ Agreement” in Item 6 of the Original Schedule 13D:

The Stockholders’ Agreement terminated as it relates to each of the Reporting Persons at the closing of the Follow-on Offering.

This Amendment replaces the last paragraph in Item 6 of the Original Schedule 13D in its entirety as set forth below:

Follow-on Offering

On July 12, 2021, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives (the “IPO Representatives”) of the several underwriters named in Schedule I to the underwriting agreement, dated January 26, 2021, by and among the Issuer, the IPO Representatives, Parent and Oaktree, agreed to waive the Lock-up Agreement with Oaktree, only to the extent necessary to permit the offer and sale by Oaktree of shares of Common Stock in an underwritten public offering (the “Follow-on Offering”) pursuant to a registration statement on Form S-1 (File No. 333-257856) filed with the Securities and Exchange Commission on July 12, 2021. Pursuant to the Underwriting Agreement, dated July 14, 2021 (the “Follow-on Underwriting Agreement”), by and among Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Guggenheim Securities, LLC, as representatives of the several underwriters named in Schedule I thereto (the “Follow-on Underwriters”), the Issuer, Parent and the selling stockholders named in Schedule II thereto, Oaktree agreed to sell 4,977,751 shares of Common Stock at a price of $27.02 per share (the public offering price of $28.00 per share less the underwriting discounts and commissions). In connection with closing of the Follow-on Offering on July 19, 2021, the Reporting Persons disposed of all Issuer securities previously reported as beneficially owned by the Reporting Persons.

In connection with the Follow-on Offering, Oaktree has entered into a lock-up agreement, a copy of which is filed as Exhibit 5 to this Schedule 13D (the “Follow-on Lock-up Agreement”), with the Follow-on Underwriters pursuant to which Oaktree, subject to certain exceptions, for a period of 90 days after the date of the Follow-on Offering final prospectus may not, without the prior written consent of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Guggenheim Securities, LLC, (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any shares of Common Stock, LLC Interests, or any options or warrants to purchase any shares of Common Stock, LLC Interests, or any securities convertible into, exchangeable for or that represent the right to receive shares of Common Stock or LLC Interests (collectively, the “Follow-on Lock-up Securities”), (ii) engage in any hedging or other transaction or arrangement which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition, or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of any Follow-on Lock-up Securities, whether any such transaction or arrangement would be settled by delivery of common stock or other securities, in cash or otherwise or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or transaction or arrangement described in clause (ii) above.

The descriptions of the Registration Rights Agreement, the Stockholders’ Agreement, the Lock-Up Agreement, the IPO Lock-Up Waiver, the Follow-on Underwriting Agreement and the Follow-on Lock-Up Agreement in this Item 6 of this Schedule 13D are summaries only and are qualified in their entireties by the actual terms of each such agreement.

Item 7.	Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description

1	Joint Filing Agreement, dated February 5, 2021*

2	Registration Rights Agreement, dated January 29, 2021, by and among Shoals Technologies Group, Inc. and Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P. and certain other holders identified therein (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

3	Stockholders’ Agreement, dated as of January 29, 2021, by and among Shoals Technologies Group, Inc., Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P., Solon Holdco I, GP, Solon Holdco II, GP, Dean Solon and Shoals Management Holdings LLC (incorporated by reference to Exhibit 10.2 to the Issuer’s Form 8-K (File No. 001-39942) filed on January 29, 2021)

4	Lock-up Agreement, dated as of January 26, 2021, entered into by and between Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC, as representatives of the several underwriters for the IPO, and Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P.*

5	Lock-up Agreement, dated as July 14, 2021, entered into by and between Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Guggenheim Securities, LLC, as representatives of the several underwriters for the Follow-on Offering, and Oaktree Power Opportunities Fund IV (Delaware) Holdings, L.P.**

*	Previously Filed
**	Filed herewith

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 21, 2021

OAKTREE POWER OPPORTUNITIES FUND IV (DELAWARE) HOLDINGS, L.P.

/s/ Peter Jonna
Name: Peter Jonna
Title: Authorized Signatory

BROOKFIELD ASSET MANAGEMENT INC.

/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President - Legal & Regulatory

BAM Partners Trust

By: BAM Class B Partners Inc. Its: Trustee

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary

OAKTREE POWER OPPORTUNITIES FUND IV, L.P.

By: Oaktree Power Opportunities Fund IV GP, L.P.
Its: General Partner

By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE FUND GP, LLC

By: Oaktree Fund GP I, L.P.
Its: Managing Member

/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE POWER OPPORTUNITIES FUND IV (PARALLEL), L.P.

By: Oaktree Power Opportunities Fund IV GP, L.P.

Its: General Partner

By: Oaktree Fund GP, LLC
Its: General Partner

By: Oaktree Fund GP I, L.P.
Its: Managing Member

/s/ Henry Orren
Name: Henry Orren
Title: Authorized Signatory

OAKTREE CAPITAL MANAGEMENT L.P.

/s/ Henry Orren
Name: Henry Orren
Title: Vice President

OAKTREE CAPITAL GROUP, LLC

/s/ Henry Orren
Name: Henry Orren
Title: Vice President

ATLAS OCM HOLDINGS, LLC

/s/ Henry Orren
Name: Henry Orren
Title: Vice President

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holding GP, LLC
Its: General Partner

/s/ Henry Orren
Name: Henry Orren
Title: Vice President